

January 30, 2012

Via E-mail and Facsimile
Mr. Kelly J. Stopher
Chief Financial Officer
JayHawk Energy, Inc.
611 E. Sherman Ave.
Coeur d'Alene, Idaho 83814

> **Re: JayHawk Energy, Inc.**
> **Item 4.02 Form 8-K**
> **Filed January 17, 2012**
> **File No. 000-53311**

Dear Mr. Stopher:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　Sincerely,

　　　　　　　　　/s/ Karl Hiller

　　　　　　　　　Karl Hiller
　　　　　　　　　Branch Chief